UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 20, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

Precedent condition is met and partnership between TIM and C6 comes to an end

TIM S.A. ("TIM" or "Company") (B3: TIMS3 and NYSE: TIMB), in compliance with article 157 of Law No. 6,404/76 and the provisions of CVM Resolution No. 44/21, in continuity with the Material Fact disclosed on February 11, 2025, hereby informs its shareholders, the market in general and other interested parties as follows:

The Company was informed that the Cayman Islands Monetary Authority (CIMA) approved the transfer of all shares and outstanding subscription warrants issued by Carbon Holding Financeira S.A. (a company that indirectly holds a stake in Banco C6 S.A. (“C6”)) held by TIM to an entity of the C6 Group, as provided for in the agreement signed between the Company and C6 on February 11, 2025. Consequently, the Partnership between the Companies was terminated on this date, as well as all related disputes, with the extinction of the four ongoing arbitration proceedings.

TIM will keep its customers informed through its official communication channels regarding the benefits granted in the context of the Partnership.

Rio de Janeiro, March 20, 2025.

TIM S.A.

Alberto Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 20, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer